NEWS RELEASE

Crosshair Proposal to Acquire Uranium Assets from
Australian American Mining

August 28th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) has delivered a proposal to Australian American Mining Corporation Limited (“AusAm”) for the acquisition of AusAm’s United States uranium assets, namely the Apex/Lowboy Project, Lone Star Project and Rio Puerco Project (the “AusAm Uranium Assets”).

Crosshair has written directly to AusAm shareholders to outline their proposal and call on shareholders to support Crosshair’s efforts to unlock the value in AusAm.

Under the proposal, AusAm would receive consideration of US$12.85 million for the AusAm Uranium Assets payable in Crosshair shares. In return, Crosshair would acquire the AusAm Uranium Assets and be responsible for progressing them and enhancing their value.

To date the AusAm Board has failed to meaningfully engage with Crosshair in a substantive discussion for a proposal and has sought only to delay this proposal from moving forward.

In Crosshair’s opinion, despite owning some highly prospective uranium assets in North America, AusAm’s Board has failed to adequately capitalise on the exploration and development of its assets. More worryingly, the AusAm Board does not have a realistic plan to halt the value destruction being experienced, despite demanding shareholders issue them options and pay them substantial salaries.

Crosshair has lost confidence in the AusAm Board and its ability to deliver shareholder value. Crosshair believes AusAm shareholders are being denied the benefit of the true value locked up in AusAm.  Crosshair thinks AusAm shareholders deserve better.

Crosshair has sent a letter directly to each of the shareholders of AusAm to outline its plan. Crosshair needs other AusAm shareholders to join it and help unlock the value.

Mark Morabito, the Executive Chairman of Crosshair, said that the offer represented a potential win-win opportunity for both companies.

“Our proposal allows AusAm to immediately benefit from a significant premium in the value of their assets, whilst allowing Crosshair to accelerate the development of the uranium assets by applying our proven expertise, based here in North America, to advancing the assets,” said Mr Morabito.“AusAm can either benefit from the upside as we develop the Uranium assets, or use the greater financial resources to pursue their other prospective projects.”

Crosshair has also established the website www.unlockthevalue.info to allow AusAm shareholders to access further information.

The Proposal

Crosshair has presented AusAm with a compelling proposition in that Crosshair has offered a direct equity payment to AusAm that would allow Crosshair to progress with the development of the US Uranium Assets.

Under the proposal, AusAm would receive a placement of Crosshair shares to the equivalent of US$12.85 million for the US Uranium Assets. In return, Crosshair would acquire the US Uranium Assets and be responsible for progressing their development and enhancing their value.

The total current market capitalisation of AusAm is only approximately A$9 million. Based on AusAm’s most recent financial statements as at June 30, 2011, AusAm has cash and equivalents of A$5.8 million, comprised of cash of A$4.3 million and shares in ASX listed company Forge Resources Ltd. valued at A$1.5 million. Based on the value of these financial assets relative to the total market capitalization of AusAm, little value is being attributed to the US Uranium Assets or any of the other assets being held within AusAm.  As such, an offer to AusAm shareholders of US$12.85 million for the US Uranium Assets is a significant premium to the current market value of the assets.

The equity payment will go directly to the balance sheet of AusAm and should equate to an immediate 300% uplift in AusAm’s Enterprise Value/asset base, based on the recent closing prices of AusAm and Crosshair shares. Crosshair has also proposed that AusAm distribute the Crosshair shares received for the US Uranium Assets directly to AusAm shareholders. This will mean AusAm shareholders also become shareholders in Crosshair, in addition to their current holding in AusAm.

Most importantly, as the managers of the US Uranium Assets, Crosshair will be able to accelerate the development of these valuable assets. AusAm shareholders will maintain a direct exposure through the equity placement to the US Uranium Assets and will share in their expedited growth. AusAm investors will also gain exposure to Crosshair’s existing portfolio of North American uranium projects.

A Full and Fair Price

The offer consideration has been benchmarked to ensure AusAm shareholders receive full and fair consideration.

Crosshair has engaged a major Canadian investment bank which has completed an analysis reviewing precedent transactions and comparable trading metrics in the junior uranium sector in order to assist Crosshair in coming to a valuation on the US Uranium Assets.

Based on this analysis, Crosshair has determined that an offer valuing the US Uranium Assets at US$1.00 per pound of U3O8 is a full and fair price to AusAm shareholders and is a premium valuation to recent sale transactions in the market. It is also a substantial premium to other comparable North American based uranium companies with US assets.

The offering price represents a 300% premium above AusAm’s current EV/Resource value. It is also a significant premium to the EV/Resource value applied to other similarly advanced uranium assets in the United States and compares favourably with recent transactions in the uranium sector.

Not only will AusAm shareholders retain exposure to the future growth and development of the US Uranium Assets, they will also receive a considerable and immediate premium to their current value.

Enhanced Strategic Options for AusAm

AusAm has alternative assets in addition to uranium, including highly prospective gold and rare earth projects. Under Crosshair’s proposal these assets will remain with AusAm, along with its current cash reserves, and the AusAm Board will be free to focus entirely on developing these assets.

If it so chooses, AusAm could cash out the Crosshair stake to fund the other projects or even distribute the cash proceeds to shareholders. Under this proposal AusAm will be better financed and AusAm shareholders will be better off.

Superior track record

Prior to the events that happened in Japan that have put downward pressure on the share price of all companies in the uranium sector, Crosshair’s share price appreciated more than 400% in just over 6 months. In comparison the market has lost faith in the current AusAm Board, which is unfortunate but not surprising, given the broken promises such as its failure to list on the senior Toronto Stock Exchange and continued failure to deliver growth to the AusAm share price.

Status of Negotiations with AusAm

To date the AusAm Board has failed to meaningfully engage with Crosshair in a substantive discussion for a proposal.  Since Crosshair presented AusAm with its formal proposal, AusAm has resisted Crosshair’s proposed steps for implementation and this has delayed this proposal from moving forward. Crosshair thinks this is a serious disservice to AusAm shareholders and is denying Crosshair the opportunity to progress this compelling proposal.

In order to progress this proposal, Crosshair needs AusAm shareholders to get in touch with the AusAm Board and let them know that AusAm shareholders want them to explore this opportunity seriously.

Crosshair is calling on AusAm shareholders to tell their directors they want better. Crosshair believes they should let them know that AusAm shareholders deserve a valuation premium, senior stock exchange listings in North America and a superior management team that can drive the development of the assets to the benefit of all.

Crosshair is urging AusAm shareholders to get in touch with the Chairman of AusAm, Mr Jim Malone, and has written directly to shareholders with contact details.

Advisors

In connection with this proposal, Crosshair has retained a team of financial, legal and communication advisors in both Australia and Canada, including BayFront Capital Partners Ltd.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Australia Media, please contact:
Stuart Carson / Shane Murphy
FTI Consulting
0403 527 755 / 0420 945 291
stuart.carson@fticonsulting.com  / shane.murphy@fticonsulting.com

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Crosshair has senior stock exchange listings on the Toronto Stock Exchange and NYSE AMEX. Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. Drilling programs are planned for all these projects this summer. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

About AusAm

AusAm is an Australian company with an Australian Stock Exchange listing that holds certain mineral properties in the United States, including the AusAm Uranium Assets. Crosshair is a shareholder in AusAm and like so many AusAm shareholders it is deeply concerned at the continuing underperformance of AusAm and what Crosshair believes to be the mismanagement of AusAm’s assets.

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things Crosshair’s intention with respect to the proposal, the terms of any proposal, the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.